

Mail Stop 3720

April 21, 2009

Mr. Robin N. Dickson
Chief Financial Officer
Harmonic Inc.
549 Baltic Way
Sunnyvale, CA 94089

      RE: Harmonic Inc.
               Form 10-K for the year ended December 31, 2008
               Filed March 12, 2009
               File No. 1- 000-25826

Dear Mr. Dickson:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Note 1: Organization, Basis of Presentation and Summary of Significant Accounting Policies

Long-lived Assets, page 68

1. We note that your purchased intangible assets include, among other assets, an assembled workforce. It is unclear to us why you believe it is appropriate to recognize such an intangible asset in light of paragraph B169 of SFAS 141. Please advise or revise.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 17

Incentive Bonus Plan, page 19

2. On page 19 of your definitive proxy statement, you disclose the company performance measures the Compensation Committee used for determining compensation under the performance-based incentive bonus plan, namely operating income targets and revenue targets. In future filings, please disclose the company performance targets used under the annual incentive plan or provide a more comprehensive analysis as to why disclosure of each company-level performance target for the last fiscal year would cause you competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results will have been disclosed. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Outstanding Equity Awards as of December 31, 2008, page 25

3. Please disclose the vesting dates for the options in this table. Refer to Instruction 2 to Regulation S-K Item 402(f)(2).

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director